UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          ---------------------------



                          RESEARCH IN MOTION LIMITED
                               (Name of Issuer)


                                 Common Shares
                        (Title of Class of Securities)


                                  760975-10-2
                                (CUSIP Number)


                          ---------------------------



Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 760975-10-2                     13G              Page 2 of 6 Pages

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(1)          Names of Reporting Persons/I.R.S. Identification Nos. of Above
             Persons (entities only)

             Michael Lazaridis

-------------------------------------------------------------------------------
(2)          Check the Appropriate Box if a Member of a Group (See
             Instructions)                                         (a) |_|
                                                                   (b) |_|

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(3)          SEC Use Only

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(4)          Citizenship or Place of Organization

             Canadian
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                                       (5)       Sole Voting Power

           Number of                             9,303,375
      Shares Beneficially
             Owned                     ----------------------------------------
            by Each                    (6)       Shared Voting Power
           Reporting
          Person With                            0
                                       ----------------------------------------

                                       (7)       Sole Dispositive Power

                                                 9,303,375
                                       ----------------------------------------

                                       (8)       Shared Dispositive Power

                                                 0
-------------------------------------------------------------------------------
(9)          Aggregate Amount Beneficially Owned by Each Reporting Person

             9,303,375 at December 31, 2002
-------------------------------------------------------------------------------
(10)         Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares (See Instructions)  |_|

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(11)         Percent of Class Represented by Amount in Row (9)
             12.0%

-------------------------------------------------------------------------------
(12)         Type of Reporting Person (See Instructions)

             IN
-------------------------------------------------------------------------------

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Item 1(a).          Name of Issuer

                    Research In Motion Limited

Item 1(b).          Address of Issuer's Principal Executive Offices

                    295 Philip Street
                    Waterloo, Ontario N2L 3W8

Item 2(a).          Name of Person Filing

                    Michael Lazaridis

                    Of the 9,303,375 Common Shares beneficially owned by Mr.
                    Lazaridis:

                    (i) 8,857,142 Common Shares are registered in the name of 1258701 Ontario Limited, all the shares of which are owned by Mr. Lazaridis;

                    (ii) 24,413 Common Shares are held by Mr.Lazaridis as trustee of the Michael Lazaridis Family Trust II;

                    (iii) 31,820 Common Shares are personally owned by Mr. Lazaridis; and

                    (iv) 390,000 Common Shares are subject to stock options granted to Mr. Lazaridis that are presently exercisable or will be exercisable on or before March 1, 2003.

                    The 9,303,375 Common Shares beneficially owned by Mr. Lazaridis does not include 260,000 Common Shares subject to stock options granted to Mr. Lazaridis that are exercisable after March 1, 2003.

Item 2(b).          Address of Principal Business Office or, if None, Residence

                    295 Philip Street
                    Waterloo, Ontario N2L 3W8

Item 2(c).          Citizenship

                    Canadian

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Item 2(d).          Title of Class of Securities

                    Common Shares

Item 2(e).          CUSIP Number

                    760975-10-2

Item 3.             Filing Category

                    Not applicable

Item 4(a).          Amount Beneficially Owned

                    9,303,375

Item 4(b).          Percent of Class

                    12.0%

Item 4(c).          Number of shares as to which the Reporting Person has:

                   (i)     sole power to vote or direct the vote:

                           9,303,375

                   (ii)    shared power to vote or direct the vote:

                           0

                   (iii)   sole power to dispose or to direct the disposition:

                           9,303,375

                   (iv)    shared power to dispose or to direct the disposition:

                           0

Item 5.            Ownership of Five Percent or Less of a Class

                   Not applicable

Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person

                   Not applicable

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Item 7.            Identification and Classification of the Subsidiary Which
                   Acquired The Security Being Reported on By the Parent Holding Company

                   Not applicable

Item 8.            Identification and Classification of Members of the Group

                   Not applicable

Item 9.            Notice of Dissolution of Group

                   Not applicable

Item 10.           Certification

                   Not applicable

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                                   SIGNATURE

         After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2003
                                                    /s/ MICHAEL LAZARIDIS
                                                    ---------------------------
                                                    Michael Lazaridis

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